UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                         Amendment No. 1

                  CYPRUS AMAX MINERALS COMPANY
                        (Name of Issuer)


                          COMMON STOCK
                 (Title of Class of Securities)


                            232809103
                         (CUSIP Number)


   Check the following box if a fee is being paid with this
statement (    )

                          SCHEDULE 13G
                         Amendment No. 1


                  CYPRUS AMAX MINERALS COMPANY
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)


                            232809103
                         (CUSIP Number)


(1)  Names of Reporting Persons S.S. or I.R.S. Identification
Nos. of Above Persons

   Trimark Financial Corporation

(2)  Check the Appropriate Box if a Member of a Group

   (a)
   (b)    (x)

(3)  SEC Use Only


(4)  Citizenship or Place of Organization

   Trimark Financial Corporation is a corporation incorporated under the laws of Ontario, Canada


Number of      (5)  Sole Voting Power        9,310,500 shares
Shares
Benefici-      (6)  Shared Voting Power      NIL
ally Owned
by Each        (7)  Sole Dispositive Power   9,310,500 shares
Reporting
Person With    (8)  Shared Dispositive Power      NIL


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,310,500
shares


(10) Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

                    Not applicable

(11) Percent of Class Represented by Amount in Row 9

                    10.0 % of outstanding common shares

(12) Type of Reporting Person           HC  (see item 2A)

                            Item 1(a)

Name of Issuer:     Cyprus Amax Minerals Company




                            Item 1(b)

Address of Issuer's Principal Executive Offices:

   9100 East Mineral Circle
   Englewood, CO 80112



                            Item 2(a)

Name of Person Filing:

Certain Trimark mutual funds (the "Funds"), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Trimark Investment Management Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation ("TFC") is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.

                            Item 2(b)

Address of Principal Business Office:

                    One First Canadian Place
                    Suite 5600, P.O. Box 487
                        Toronto, Ontario
                             M5X 1E5

                         (416) 362-7181



                            Item 2(c)

Citizenship:

   Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada
   Trimark Investment Management Inc. - Incorporated under the laws of Canada

   Trimark mutual funds - mutual fund trusts organized under the laws of Ontario, Canada



                            Item 2(d)

Title of Class of Securities:      common stock



                            Item 2(e)

CUSIP Number:       232809103



                             Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-
2(b), check whether the
person filing is a:

   (a)  (   )  Broker or Dealer registered under Section 15 of
the Act

   (b)  (   )  Bank as defined in section 3(a) (6) of the Act

   (c)  (   )  Insurance Company as defined in section 3(a)(19)
of the Act

   (d)  (   )  Investment Company registered under section 8 of
the Investment                                    Company Act

   (e)  (   )  Investment Adviser registered under section 203
of the Investment                                 Advisers Act of
1940

   (f)  (   )  Employee Benefit Plan, Pension Fund which is
subject to the
               provisions of the Employee Retirement Income
Security Act of
               1974 or Endowment Fund; see 240.13d-1(b) (1)
(ii)(F)

   (g)  (x )   Parent Holding Company, in accordance with
240.13d-1(b) (ii)(G)
               (Note:  See Item 7)

   (h)  (   )  Group, in accordance with 240.13d-1(b) (ii)(H)

               (see item 2A)


                             Item 4

Ownership.

   (a)  Amount Beneficially Owned*:

               9,310,500  shares

   (b)  Percent of Class:

               10.0      %

   (c)  Number of shares as to which such person has*:

        (i)    sole power to vote or to direct the vote: (TFC)
             9,310,500
        (ii)                                  shared power to
vote or to direct the vote: NIL
        (iii)                                 sole power to
dispose or to direct the disposition of: (TFC)
                    9,310,500
        (iv)shared power to dispose or to direct the disposition of:      NIL

        *    (see item 2(a))





                             Item 5

Ownership of Five Percent or Less of a Class

   Inapplicable



                             Item 6

Ownership of More than Five Percent on Behalf of Another Person

   Inapplicable



                             Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
Company.

   See item 2(a)



                             Item 8

Identification and Classification of Members of the Group.

   Inapplicable



                             Item 9

Notice of Dissolution of Group.

   Inapplicable



Item 10

Certification.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

   After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date:        February 11, 1998


Signature:

Name/Title:    Michael Kevin Feeney, Chief Financial Officer, on
behalf of
             Trimark Financial Corporation in its capacity as a "Reporting Person" herein.


             Attention: Intentional misstatements or omissions of fact
             constitute Federal criminal violations (See 18
U.S.C. 1001).